UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q [ ] Form
N-SAR

              For Period Ended:  June 30, 1998
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:_______________________________

________________________________________________________________________________

  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

              All financial information required by the Form 11-K

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

          The Earthgrains Company Employee Stock Ownership/401(k) Plan

Former Name if Applicable:

                                      N/A

Address of Principal Executive Office (Street and Number):

                              8400 Maryland Avenue

City, State and Zip Code:

                           St. Louis, Missouri 63105

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |  (a)   The reasons described in reasonable detail in Part III of this
     |        form could not be eliminated without unreasonable effort or
     |        expense;
     |  (b)   The subject annual report, semi-annual report, transition report
     |        on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
     |        will be filed on or before the fifteenth calendar day following
     |        the prescribed due date; or the subject quarterly report of
 [X] |        transition report on Form 10-Q, or portion thereof will be filed
     |        on or before the fifth calendar day following the prescribed due
     |        date; and
     |  (c)   The accountant's statement or other exhibit required by Rule 12b
     |        -25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                 Audited financial information was not available
                        from the Registrant's auditors.

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